UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vimicro International Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G9366M103
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. This Amendment No. 1 to Schedule 13G is deemed to amend the Schedule 13G filed with the Securities and Exchange Commission on March 1, 2013.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G9366M103	Schedule 13 G

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Zhaowei Jin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,704,855 ordinary shares (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
7, 704,855 ordinary shares (1)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7, 704,855 ordinary shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.13%
12	TYPE OF REPORTING PERSON*	IN

(1)          This amount includes (a) 3,391,851 ordinary shares; (b) 234,240 vested restricted shares, and (c) options to purchase 4,078,764 ordinary shares within 60 days of December 31, 2013. In 2013, Mr. Zhaowei Jin was granted 43,307 ADSs through the Issuer’s 2005 Employee Stock Incentive Plan, including 21,653 vested ADSs and 21,654 unvested ADSs. The total amount of ordinary shares owed by Mr. Zhaowei Jin includes the vested 21,653 ADSs, equivalent to 86,612 ordinary shares, while excludes 21,654 unvested ADSs, equivalent to 86,616 ordinary shares, which will be vested to Mr. Zhaowei Jin on or about March 2, 2014, subject to a rating of above satisfactory in the annual performance evaluation by March 2014.

CUSIP NO. G9366M103	Schedule 13 G

1	NAME OF REPORTING PERSON
Vimicro Shenzhen Corporation
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,391,851 ordinary shares
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
3,391,851 ordinary shares
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,391,851 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.26%
12	TYPE OF REPORTING PERSON*	CO

ITEM 1(a).	NAME OF ISSUER:

Vimicro International Corporation (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Zhaowei Jin

Vimicro Shenzhen Corporation (the “Record Holder”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For all filers:

15/F Shining Tower, No. 35 Xueyuan Road
Haidian District, Beijing 100083
People’s Republic of China.

ITEM 2(c)	CITIZENSHIP:

Zhaowei Jin is a citizen of the People’s Republic of China.

The Record Holder is a British Virgin Islands corporation.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G9366M103

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Zhaowei Jin	7,704,855	7.13%	7,704,855	0	7,704,855	0
Vimicro Shenzhen Corporation	3,391,851	3.26%	3,391,851	0	3,391,851	0

The Record Holder is the record owner of 3,391,851 ordinary shares of the Issuer. Zhaowei Jin is the sole director and shareholder of the Record Holder and may be deemed to be the beneficial owner of the ordinary shares held by the Record Holder. Zhaowei Jin is the record owner of 234,240 ordinary shares as vested restricted shares granted under Employee Stock Incentive Plan.

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Jin may be deemed to be the beneficial owner of 4,078,764 ordinary shares issuable upon the exercise of vested options within 60 days after the date of filing this schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014

Zhaowei Jin	/s/ Zhaowei Jin
Zhaowei Jin

Vimicro Shenzhen Corporation	By:	/s/ Zhaowei Jin
Name: Zhaowei Jin
Title: Director